February 7, 2025

VIA E-mail

Johnpaul S. Van Maele
Corebridge Financial
2919 Allen Parkway, L4-01
Houston, TX 77019

       Re:     USL Separate Account RS
               Initial Registration Statements on Form N-4
               File Nos. 333-283464, 333-283465, 333-283466,
               333-283467, 333-283468, 333-283470; 811-24014

Dear Mr. Van Maele:

       On November 25 and November 26, 2024, you filed initial registration statements on
Form N-4 on behalf of USL Separate Account RS (the    Company   ), under the
Securities Act of
1933, as amended (the    1933 Act   ) (collectively, the    Registration
Statements   ). We have
reviewed the Registration Statements and provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statements. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statements. References to item and instruction numbers in this letter, unless otherwise specified, are to items and instructions in Form N-4.

General

   1. Please confirm that the Company is not using an initial or an updating summary prospectus, and that if the Company wants to begin to use a summary prospectus, the
      Company understands that it would need to file a post-effective amendment pursuant to
      Rule 485(a) under the 1933 Act.

   2. Please clarify supplementally whether there are any types of guarantees or support
      agreements with third parties to support any of the Company   s
guarantees under the
      Contract or whether the Company will be solely responsible for payment of Contract benefits.

Cover Page

   3. Disclosure in the first paragraph on the cover page states that Contract-owners can invest in the Variable Investment Options described in this prospectus. Please also add a cross-
      reference to Appendix A     Funds Available under the Contract. See Item
1(a)(5).
 Johnpaul S. Van Maele, Esq.
February 7, 2025

   4. Disclosure in the fifth paragraph notes that the prospectus describes eight different
      classes of the Contract, which are called    series    therein. Consider
also cross-referencing
         General Information     About the Series    here to guide investors to
the tabular
      presentation of additional information about the Contract   s series.

   5. The seventh paragraph states that the Company may cease its acceptance of purchase payments with advance notice. Please make this disclosure prominent (i.e., in bold text), along with a statement that this means an investor would no longer be able to increase their Contract value, death benefit, or any living benefits through Purchase Payments.

   6. Please directly clarify in the eighth paragraph that the Contract is a complex investment subject to the risk of potential loss of principal. See Item 1(a)(6).

   7. Please add a statement on the cover page that the Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. See Item 1(a)(7).

   8. On the back cover page, please add that investors may also contact the Company in order to obtain other information about the Contract (i.e., in addition to requesting an SAI or making investor inquiries). See Item 1(b)(1).

   9. Please update the EDGAR contract identifier on the back cover page. See
Item 1(b)(4).

Prospectus

Important Information You Should Consider About the Contract (p.6)

   10. In the Charges for Early Withdrawals row, please clarify in the second
column   s example
       of a $5,000 surrender charge that the loss may be greater if subject to taxes or tax penalties.

   11. In the Transaction Charges row, please delete the third bullet   s
discussion of Advisory
       Program Fees, since these are not flat-fee transaction charges.

   12. In the Lowest and Highest Annual Cost Table, please also make clear in
the chart   s
       bullets that loans are not reflected in the estimates.

   13. In the Not a Short-Term Investment row, disclosure in the second bullet notes that surrender charges could significantly reduce the amount received upon taking a withdrawal. Please also clarify here that amounts withdrawn from the Contract may result in taxes and tax penalties.

   14. In the Restrictions     Investments row, please also add that the
Company reserves the
       right to stop accepting additional Purchase Payments.

   15. In the Restrictions     Optional Benefits row, please summarize the
restrictions or
       limitations related to any benefits offered (not just the Advisory Program) and whether they may be modified or terminated by the Company.




        Page 2 of 6
 Johnpaul S. Van Maele, Esq.
February 7, 2025

   16. In the second bullet of the Tax Implications row, please clarify that there is no additional tax benefit under the Contract for those who purchase through a tax-qualified plan or an
       IRA.

   17. In the second sentence of the Conflicts of Interest     Exchanges row,
please clarify that
       investors should exchange a contract they already own only if they determine, after comparing the features, fees, and risks of both contracts, as well as any fees or penalties to terminate the existing contract, that it is better for them to purchase the new contract.

Fee Tables (p.12)

   18. In the Optional Benefit Expenses portion of the Annual Contract Expenses table, please clarify (i.e., in a parenthetical) what base or denominator the percentages in the table use.
       Please also consider clarifying briefly for investors (e.g., in
footnotes) what    Non-ERISA
       Contracts    and    ERISA Contracts    refer to.

   19. In the Annual Fund Expenses table:

           a. Please correct the references to footnotes (7) and (8);

           b. Please confirm that the maximum of 1.27% is correct. We note that the highest total annual fund operating expenses appearing in Appendix A are 1.15%; and

           c. Please confirm the accuracy of the fund identified in footnote
(4) as having the
               lowest total annual fund operating expenses.

   20. In the narrative legend preceding the Examples:

           a. In the first sentence of the first paragraph, please refer to the cost of investing in the Fund options, rather than the cost of investing in the Contract. Similarly,
               please change    Contract    in the first sentence of the second
paragraph.

           b. Please add, as a second paragraph to the legend, language similar to the
               following:    These examples assume all Contract value is
allocated to the Variable
               Investment Options. Your costs could differ from those shown below if you invest in the Fixed Options.

           c. Please clarify that the examples assume the most expensive combination of annual Contract expenses and annual Fund expenses, as well as optional benefits.

Principal Risks of Investing in the Contract (p.16)

   21. Disclosure in the second sentence of Withdrawal Risk states:    A
withdrawal may reduce
       the value of your standard and optional benefits such as the death benefit or other
       guaranteed benefits.    Add, if applicable, that these reductions might
be more than the
       amount withdrawn. If applicable, please also note the risk of loss of interest on loans.

   22. Please consider whether any additional risk disclosure regarding contract benefits, other than Deduction of Advisory Program Fee Risk, might also be appropriate.


            Page 3 of 6
 Johnpaul S. Van Maele, Esq.
February 7, 2025

   23. For investor comprehension, consider adding the defined term    Public
Funds    to the
       Public Fund Availability Risk, and using the defined term throughout the risk disclosure.

Variable Investment Options and Fixed Account Options (p.20)

   24. In the Variable Investment Options subsection, please add a statement to the effect that
       Contract value allocated to a Variable Investment Option will vary based on the investment experience of the corresponding Fund in which the Variable Option invests, and that there is a risk of loss of the entire amount invested.

   25. In the Fixed Account Options subsection:

          a. Please add disclosure to the Fixed Account Options table regarding the Fixed
              Account Plus Transfer Charge for Series 11 Contracts, with appropriate cross-
              references.

          b. If Advisory Fees are deducted from Contract Value, then when describing the calculation of Fixed Account value on page 24, the deduction of Advisory Fees should be included as a transaction that will reduce Fixed Account value.

          c. The last sentence of the fourth paragraph in the Calculation of Value for Variable
              Investment Options subsection states that the value of an
investor   s account will
              fluctuate every Business Day and may be worth more or less at retirement or withdrawal. Please also disclose, if true, that an entire loss of principal is possible.

Advisory Program (p.25)

   26. Disclosure in this section states: Partial withdrawals, including those taken to pay the
       Advisory Program Fee, can reduce certain benefits guaranteed under the Contract, including Contract death benefits and other annuity benefits.

          a. Please clarify (here, in the subsections cross-referenced in this section, and wherever Advisory Fees are discussed throughout) whether withdrawals due to deduction of Advisory Fees will reduce values on a dollar-for-dollar basis or proportionately.

          b. If such withdrawals will be treated as a proportionate reduction, please also include prominent disclosure stating that deductions of Advisory Fees from
              Contract value could reduce the value significantly, and by substantially more than the actual amount of the deductions.

Fees and Charges (p.29)

   27. In the Advisory Program Fees subsection, please include a brief description of the deduction of Advisory Fees authorization agreement between the Company and the
       Contract-owner, including how the Contract-owner may terminate the agreement.





            Page 4 of 6
 Johnpaul S. Van Maele, Esq.
February 7, 2025

Payout Period (p.33)

   28. If applicable, please state in this section that an investor will not be able to withdraw any
       Contract value after the Payout Period begins. Please similarly clarify, if applicable, the effect on withdrawal availability of electing partial annuitization.

   29. In the Payout Options subsection, please describe the default Payout Option if one is not chosen.

Benefits Available Under the Contract (p.38)

   30. Please remove the Advisory Program from the benefits table, or supplementally explain how the independent relationships between Contract-owners and their investment advisers are a benefit offered by the Company under the Contract.

   31. The impact of Advisory Fee deductions should be disclosed as a restriction/limitation in the benefits table for any benefits it may affect. See Item 10(a).

   32. Please add disclosure to this section encouraging Contract-owners to discuss with their financial intermediary the impact of Advisory Fee deductions before making any benefits elections. Please also include an example demonstrating the impact of Advisory Fee deductions on benefits for each benefit impacted.

   33. We note that disclosure elsewhere in the prospectus states that loan availability may vary by state. If certain benefits may not be available in certain states, please include a footnote to each benefit in the Benefits Available Under the Contract table stating that the availability of that benefit may vary by state and include a cross-reference to where in the statutory prospectus this variation is disclosed. Please also disclose any such material state variations in Appendix B.

Other Contract Features (p.40)

   34. In the We Reserve Certain Rights subsection, disclosure states that the Company may stop accepting allocations and/or investments in a particular Variable Investment Option
       if,    for example, further investment would be inappropriate.    Please
supplementally
       explain what this means and clarify the disclosure accordingly.

Federal Tax Matters (p.42)

   35. Please supplementally provide a copy of the PLR referenced on page 44.

Appendix A     Funds Available Under the Contract

   36. Please proceed the table   s introductory legend with a prominent
statement that the
       availability of certain investment options may vary by employer and participants should refer to their plan documents for a list of available investment options. We note that disclosure in the third sentence of the legend covers portions of this; consider repurposing this disclosure to that effect.


           Page 5 of 6
 Johnpaul S. Van Maele, Esq.
February 7, 2025

      37. Please make the    Current Expenses + Platform Charge    column more
prominent. See
          Instruction 6 to Item 17(a) (   The column contemplated by this
Instruction must be
          presented in a manner reasonably calculated to draw investor
attention to that column.   )

      38. Please move the final two paragraphs of Appendix A (disclaimer disclosure regarding
          Nasdaq Inc.) to a location in the prospectus other than the appendix.


                                       *   *    *   *     *   *

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-7703.

                                                        Sincerely,

                                                        /s/ Matthew S. Williams

                                                        Matthew S. Williams
                                                        Branch Chief



cc:      Andrea Ottomanelli Magovern, Assistant Director





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